[STUBBS ALDERTON & MARKILES LLP LETTERHEAD]



July 7, 2005


VIA EDGAR AND OVERNIGHT DELIVERY


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

         RE:      XTRANA, INC.
                  RESPONSES TO STAFF COMMENTS OF JUNE 14, 2005 WITH RESPECT TO:

                  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
                  FILED ON MAY 16, 2005
                  FILE NO. 001-14257

                  FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
                  FILE NO. 001-14257

Ladies and Gentlemen:

         On behalf of Xtrana, Inc. (the "COMPANY"), we have enclosed for filing one copy with exhibits of (i) Amendment No. 1 to Preliminary Proxy Statement on
Schedule 14A (the "AMENDED PROXY"), and (ii) Amendment No. 1 to Form 10-K for the Year Ended December 31, 2004 (the "10-K AMENDMENT").

         In addition to filing the Amendments, we hereby provide supplementally the following responses in reply to the Staff's comment letter, dated June 14, 2005 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company and by Alpha Innotech Corporation ("ALPHA INNOTECH"). Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

SCHEDULE 14A GENERAL
GENERAL

1.       IN YOUR  AMENDED  FILING,  UPDATE ALL  INFORMATION  TO THE LATEST  DATE
         PRACTICABLE.


--------------------------------------------------------------------------------
          15821 Ventura Boulevard, Suite 525, Encino, California 91436 office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Securities and Exchange Commission
July 7, 2005
Page 2


         The Company has updated all information in the Amended Proxy to the latest date practicable.

2. PLEASE NOTE THAT YOU ARE REQUIRED TO FILE WITH THE COMMISSION ANY WRITTEN INSTRUCTIONS, SCRIPTS, AND OUTLINES THAT WILL BE USED BY ANY PERSON THAT SOLICITS PROXIES ON BEHALF OF XTRANA, INC., THROUGH PERSONAL INTERVIEW, TELEPHONE, OR TELEGRAM, AND ALL OTHER SOLICITING MATERIAL THAT WILL BE FURNISHED TO XTRANA STOCKHOLDERS. SEE RULES 14A-6(B) AND (C) OF THE EXCHANGE ACT OF 1934.

         The Company acknowledges the Staff's comment. The Company has confirmed that no such documents exist at this time. The Company will comply with the requirements of Rules 14a-6(b) and (c) of Securities Exchange Act of 1934 by filing all materials used to aid in the solicitation of proxies.

3. PLEASE DESCRIBE THE INTERESTS OF YOUR OFFICERS, DIRECTORS AND ANY RELEVANT STOCKHOLDERS IN ANY MATTER TO BE ACTED UPON AS REQUIRED BY
         ITEM 5 OF SCHEDULE A. FOR EXAMPLE, PLEASE EXPLAIN IF ANY OF YOUR OFFICERS OR DIRECTORS HAVE INTERESTS IN YOUR PROPOSED REVERSE ACQUISITION OF ALPHA INNOTECH CORPORATION THAT ARE DIFFERENT FROM, OR IN ADDITION TO, THE INTERESTS OF THE STOCKHOLDERS.

         The Company has included additional disclosure on page 28 of the Amended Proxy in response to the Staff's comments.

4. PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF YOUR BOARD BOOKS AND ANY OTHER MATERIALS PREPARED BY THE MENTOR GROUP, INC. THAT WERE PROVIDED TO THE BOARD OF DIRECTORS, INCLUDING DRAFTS OF FAIRNESS OPINIONS PROVIDED TO THE BOARD OF DIRECTORS, AND ANY SUMMARIES OF PRESENTATIONS MADE TO THE BOARD OF DIRECTORS, WE MAY HAVE FURTHER COMMENT ON YOUR DISCLOSURE ONCE WE HAVE HAD THE OPPORTUNITY TO REVIEW THESE MATERIALS.

         The Mentor Group, Inc. did not provide the Company or its Board of Directors with any materials other than the final fairness opinion and the disclosure included in the Proxy Statement.

5. YOU HAVE INDICATED ON PAGE 51 THAT SHAREHOLDERS DO NOT HAVE DISSENTER'S RIGHTS WITH RESPECT TO THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION AND THE REVERSE STOCK SPLIT. PLEASE REVISE TO DISCLOSE THAT SHAREHOLDERS ALSO DO NOT HAVE DISSENTER'S RIGHTS WITH RESPECT TO THE MERGER, IF ACCURATE. IF THEY DO HAVE DISSENTER'S RIGHTS WITH RESPECT TO THE MERGER, PLEASE DESCRIBE THE STATUTORY PROCEDURE REQUIRED TO BE FOLLOWED BY DISSENTING SHAREHOLDERS IN ORDER TO PERFECT RIGHTS OF APPRAISAL. THIS DISCUSSION SHOULD ADDRESS WHETHER A SHAREHOLDER'S FAILURE TO VOTE WILL CONSTITUTE A WAIVER OF APPRAISAL RIGHTS.

Securities and Exchange Commission
July 7, 2005
Page 3


         The Company has revised the Amended Proxy, on page 28, in response to the Staff's comments.

6. PLEASE PROVIDE US WITH AN UPDATE ON THE STATUS OF OBTAINING A PERMIT FROM THE CALIFORNIA DEPARTMENT OF CORPORATIONS.

         As discussed with the Staff by telephone, the California Department of Corporations has denied the Company's request for a fairness hearing in connection with this transaction. This refusal was not related to this specific transaction, but rather was due a policy maintained by the Department of Corporations of denying all requests for fairness hearings involving transactions with public shell companies. As a result, the Company will not be able to conduct a fairness hearing before the California Department of Corporations.

         As a result, the Company and Alpha Innotech have agreed that the merger transaction will be conducted as a private placement transaction pursuant to Rule 506 of Regulation D. The Company has made appropriate revisions to the Amended Proxy to reflect this change in the transaction.

SUMMARY, PAGE 1

7. PLEASE REVISE THE SUMMARY TERM SHEET TO INCLUDE CROSS REFERENCES TO THE MORE DETAILED DISCLOSURE IN YOUR DOCUMENT.

         The Company has revised the summary term sheet in the Amended Proxy in response to the Staff's comments.

PROPOSAL NO. 1; ELECTION OF DIRECTORS, PAGE 8

8. PLEASE NOTE THAT ITEM 401 OF REGULATION S-K REQUIRES A BRIEF DESCRIPTION OF THE BUSINESS EXPERIENCE OF YOUR OFFICERS AND DIRECTORS DURING EACH OF THE LAST FIVE YEARS. PLEASE REVISE THIS SECTION TO INCLUDE THE APPLICABLE DATES FOR JAMES CHAMBERLAIN, DOUGLAS AYER, AND JAMES MAHONY.

         The Company has revised the biographical information in the Amended Proxy to address the Staff's comments.

9. PLEASE DISCLOSE WHETHER YOU MAINTAIN A CHARTER FOR THE DIRECTOR NOMINATION PROCESS PURSUANT TO ITEM 7 OF SCHEDULE 14A, IF SO, PLEASE INCLUDE A CURRENT COPY OF THE CHARTER AS AN APPENDIX TO THE PRELIMINARY PROXY STATEMENT. IF NOT, PLEASE SO STATE.

         The Company's Board of Directors does not maintain a charter for the director nomination process. The Amended Proxy has been revised to disclose this fact.

Securities and Exchange Commission
July 7, 2005
Page 4


PROPOSAL NO. 2: THE MERGER, PAGE 15
GENERAL

10. IN ADDITION, PLEASE DISCLOSE WHETHER YOU HAVE ANY PLANS TO ISSUE THE COMMON STOCK RESULTING FROM THE REVERSE STOCK SPLIT OTHER THAN FOR ISSUANCE PURSUANT TO THE MERGER. WE MAY HAVE FURTHER COMMENTS.

         The Company has included additional disclosure in the Amended Proxy in response to the Staff's comments. We note supplementally that the Company does not have any plans to effect the reverse stock unless the Merger is completed.

BACKGROUND OF THE MERGER, PAGE 15

11. PLEASE REVISE TO PROVIDE A DETAILED DISCUSSION OF ALL MEETINGS HELD TO DISCUSS THE SEARCH FOR A MERGER CANDIDATE AND THE MERGER WITH ALPHA INNOTECH. THE DISCUSSION SHOULD ADDRESS WHETHER OTHER COMPANIES WERE CONSIDERED, WHETHER A SEARCH FOR A MERGER CANDIDATE WAS CONDUCTED AND IF A SEARCH WERE CONDUCTED WHAT THE SEARCH ENTAILED. THE DISCUSSION OF EACH MEETING RELATING TO THE MERGER WITH ALPHA INNOTECH SHOULD INCLUDE INFORMATION AS TO WHEN THE MEETING TOOK PLACE, WHO INITIATED THE CONTACT, WHO WAS PRESENT, THE ISSUES WERE DISCUSSED AND ANY DECISIONS THAT WERE MADE. IN ACCORDANCE WITH THE REQUIREMENTS OF INSTRUCTION 7(B)(7) OF ITEM 14 OF SCHEDULE 14A AND ITEM 1005(B) OF REGULATION M-A, YOU SHOULD DESCRIBE IN DETAIL THE NATURE AND SUBSTANCE OF THE DELIBERATIONS CONDUCTED AT MEETINGS. THE DISCLOSURE SHOULD PROVIDE SHAREHOLDERS WITH AN UNDERSTANDING OF HOW, WHEN AND WHY THE TERMS OF THE PROPOSED TRANSACTION EVOLVED DURING THE COURSE OF THE BOARD'S DELIBERATIONS IN THE PERIOD BEGINNING IN SEPTEMBER 2004 AND ENDING WITH THE EXECUTION OF THE AGREEMENT AND PLAN OF MERGER IN DECEMBER 2004. BROAD GENERALIZATIONS ABOUT TOPICS COVERED DURING THESE MEETINGS ARE NOT SUFFICIENT.

         The Company has included additional disclosure in the Amended Proxy to address the Staff's comments.

12. WE NOTE YOUR DISCLOSURE ON PAGE 21 THAT THE BOARD IDENTIFIED AND INVESTIGATED A NUMBER OF POTENTIAL OPPORTUNITIES. PLEASE REVISE THIS DISCUSSION TO PROVIDE MORE DETAILS ABOUT THE OTHER MERGER PARTNERS THAT WERE CONSIDERED. YOU SHOULD INCLUDE A BRIEF DESCRIPTION OF THE OTHER CANDIDATES, WHETHER THERE WERE ANY DISCUSSIONS OR NEGOTIATIONS WITH THESE PARTIES, AND WHY YOU DECIDED TO PURSUE THIS MERGER INSTEAD. WE MAY HAVE FURTHER COMMENTS.

         The Company has included additional disclosure in the Amended Proxy to address the Staff's comments.

Securities and Exchange Commission
July 7, 2005
Page 5


13.      PLEASE  DESCRIBE  IN  REASONABLE   DETAIL  HOW  THE  CONSIDERATION  WAS
         DETERMINED AND NEGOTIATED.

         The Company has included additional disclosure in the Amended Proxy to address the Staff's comments.

14. PLEASE EXPLAIN WHY THE BOARD DETERMINED ADUROMED CORPORATION TO NOT BE SUITABLE AS A TARGET COMPANY FOR A MERGER. PLEASE DESCRIBE WHAT SPECIFIC FACTORS ON PAGE 16 THEY FAILED TO SATISFY.

         The Company has included additional disclosure in the Amended Proxy to address the Staff's comments.

15. WE NOTE YOUR STATEMENT THAT THE BOARD OF DIRECTORS DETERMINED THAT ALPHA INNOTECH MET THE CRITERIA ESTABLISHED BY THE BOARD OF DIRECTORS IN ITS REVIEW OF POTENTIAL MERGER PARTNERS. IS THE "CRITERIA" THAT YOU REFER TO THE SAME AS THE FACTORS THAT ARE DISCLOSED IN THE PARAGRAPH PRECEDING THIS STATEMENT? PLEASE EXPLAIN HOW THE BOARD DETERMINED THAT ALPHA INNOTECH MET THESE CRITERIA.

         The Company has included additional disclosure in the Amended Proxy to address the Staff's comments.

16. PLEASE EXPAND YOUR DISCLOSURE TO EXPLAIN THE AMENDMENT TO THE MERGER AGREEMENT. IDENTIFY THE PROVISIONS THAT WERE REVISED, THE EFFECTS OF THESE REVISIONS AND THE CIRCUMSTANCES REQUIRING THE REVISIONS.

         The Company has included additional disclosure in the Amended Proxy to address the Staff's comments.

THE MERGER AGREEMENT, PAGE 16

17. PLEASE REVISE YOUR STATEMENT THAT THE SUMMARY "DOES NOT PURPORT TO BE COMPLETE" TO CLARIFY THAT IT ADDRESSES ALL MATERIAL TERMS OF THE AGREEMENT AND ENSURE THAT IT DOES SO.

         The Company has revised the Amended Proxy to address the Staff's comments.

18. PLEASE REVISE THE DISCUSSION OF THE LOAN FROM ALEXANDRIA TO IDENTIFY THE FIRM THAT ARRANGED THE FINANCING. IS THIS THE PARTY THAT RECEIVED A WARRANT TO PURCHASE 900,000 SHARES OF COMMON STOCK? IF NOT, IDENTIFY THE PARTY THAT RECEIVED THE WARRANT. DISCLOSE THE COMPENSATION THE FIRM RECEIVED FOR ARRANGING THE FINANCING.

         The Amended Proxy includes revised disclosure regarding the loan from Alexandria.

Securities and Exchange Commission
July 7, 2005
Page 6


19. ARE THERE ANY CIRCUMSTANCES UNDER WHICH ALPHA INNOTECH WOULD BE REQUIRED TO PAY A TERMINATION FEE?

         There are no circumstances under which Alpha Innotech would be required to pay a termination fee under the Merger Agreement.

MERGER CONSIDERATION, PAGE 21

20. PLEASE EXPLAIN WHY YOU HAVE NOT INCLUDED AS PART OF THE MERGER CONSIDERATION THE CASH DELIVERY OF APPROXIMATELY $2.2 MILLION AND THE $500,000 ADVANCE PURSUANT TO THE MERGER AGREEMENT AS DISCLOSED ON PAGE
         23. TO THE EXTENT YOU HAVE NOT INCLUDED ALL TERMS AND PROVISIONS, PLEASE DETAIL CLEARLY ALL THE CONSIDERATION FOR THE TRANSACTION. WE MAY HAVE FURTHER COMMENTS.

         The Company did not include the cash delivery as part of the merger consideration because it did characterize the cash as "consideration" but rather as a minimum amount of capital that will be available for the combined company following the closing of the transaction. The cash is required to be available at closing for operations of the company following the closing, and will not be paid out as consideration to the Alpha Innotech shareholders. However, the Company has revised the Amended Proxy to refer to the minimum closing date cash requirement and included additional disclosure regarding the $500,000 advance.

BOARD OF DIRECTORS' REASONS FOR THE MERGER, PAGE 21

21. PLEASE BALANCE THE DISCUSSION OF XTRANA'S REASONS FOR THE TRANSACTION WITH A LIST OF ADVERSE FACTORS THAT WERE CONSIDERED. YOUR BRIEF
         REFERENCE TO CERTAIN RISKS CONSIDERED ON PAGE 22 IS NOT SUFFICIENT. THIS DISCUSSION SHOULD ADDRESS NOT ONLY THE DIFFICULTIES ASSOCIATED WITH THE ACQUISITION AGREEMENT AND INTEGRATING THE COMBINED COMPANY, BUT ALSO ANY ISSUES REGARDING ALPHA INNOTECH ITSELF THAT XTRANA'S BOARD CONSIDERED TO BE ADVERSE.

         The Company has included additional disclosure in the Amended Proxy to address the Staff's comments.

22. PLEASE EXPAND THE FACTORS CONSIDERED BY THE BOARD OF XTRANA IN APPROVING THE AGREEMENT AND PLAN OF MERGER TO DISCUSS EACH ITEMIZED FACTOR IN REASONABLE DETAIL SO THAT THE READER UNDERSTANDS THE BOARD'S THOUGHT PROCESS. EACH OF THE MATERIAL REASONS FOR THE BOARD'S DECISION, BOTH POSITIVE AND NEGATIVE, SHOULD BE EXPANDED SO THAT THE READER UNDERSTANDS THE NATURE OF THE FACTORS CONSIDERED, THE BOARD'S
         CONCLUSIONS AND OBSERVATIONS ABOUT SUCH FACTORS, AND HOW SUCH INFORMATION INFLUENCED THE BOARD'S DELIBERATIONS. FOR EXAMPLE, TO BE MEANINGFUL FOR SHAREHOLDERS, THE LIST OF FACTORS ON PAGE 16, SHOULD ALSO DISCUSS WHAT

Securities and Exchange Commission
July 7, 2005
Page 7


         CONCLUSIONS THE BOARD REACHED ABOUT THE TWO COMPANIES' COMPATIBILITY AND HOW EACH FACTOR WEIGHED IN FAVOR OF APPROVING THE MERGER.

         The Company has included additional disclosure in the Amended Proxy to address the Staff's comments.

23. PLEASE PROVIDE US SUPPLEMENTAL1Y WITH COPIES OF ANY NON-PUBLIC INFORMATION -- DOCUMENTS, FINANCIAL FORECASTS, PROJECTIONS AND PRESENTATIONS -- USED BY OR ON BEHALF OF XTRANA IN THE MERGER NEGOTIATIONS. WE MAY HAVE ADDITIONAL COMMENTS.

         The  Company  did not provide  any  presentations,  forecasts  or other
non-public   information   in  connection   with  the  merger   discussions   or
negotiations.

OPINION OF FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS, PAGE 23

24. PLEASE REVISE THE DISCUSSION TO ENSURE THAT THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN ARE DISCLOSED IN THE PROXY STATEMENT ITSELF.

         The Amended Proxy includes revised disclosure from The Mentor Group in response to the Staff's comments and a specific reference to the assumptions listed in the The Mentor Group's opinion attached to the Amended Proxy as Appendix B.

25. PLEASE REVISE THE STATEMENT IN THE FIFTH PARAGRAPH ON PAGE 24 THAT STATES THAT THE OPINION IS FOR THE SOLE USE AND BENEFIT OF THE BOARD OF DIRECTORS, TO CLARIFY THAT THE SHAREHOLDERS HAVE A RIGHT TO USE THE OPINION.

         The Amended Proxy includes revised disclosure from The Mentor Group in response to the Staff's comments. We note supplementally, on behalf of the The Mentor Group, that the opinion is addressed to solely to the Company's Board of Directors, as is customary and industry practice. However, we note The Mentor Group has consented to the inclusion of the fairness opinion in the proxy statement and that the Company's shareholders may review the opinion as part of the proxy statement in connection with making their decision on whether to approve the merger transaction, subject to the limitations expressed in the opinion itself and the disclosure in the Amended Proxy.

26. WE NOTE YOUR STATEMENT THAT YOU EXPRESS NO OPINION REGARDING THE LIQUIDITY VALUE OF ANY ENTITY. PLEASE REVISE TO EXPLAIN WHY MENTOR DID NOT CONSIDER THE LIQUIDATION VALUE OF XTRANA IN RENDING THE FAIRNESS OPINION.

         The Amended Proxy includes revised disclosure from The Mentor Group in response to the Staff's comments. We note supplementally that The Mentor Group considered the the Company's liquidation value, based on its net asset value, in its analysis, but did not expressly render an opinion as to the liquidation value.

Securities and Exchange Commission
July 7, 2005
Page 8


         On behalf of The Mentor Group, we supplementally provide the following summary of The Mentor Group's consideration of the Company's liquidation value:

         o The liquidation value of the Company would have resulted in the stockholders receiving less than what they could receive if the Company was valued as a going concern and as a result of the merger with Alpha Innotech.

         o The Company's total asset value per its balance sheet as of March 31, 2005 was approximately $2.3 million. The transaction with Alpha Innotech valued the Company's 17% interest in the post-merger entity (based on The Mentor Group's concluded Enterprise Value range of $18.0 million to $22.1 million) between approximately $3.1 million and $3.8 million, reflecting a premium of 34.8% and 65.2%, respectively, over the Company's total asset value as of March 31, 2005.

         o By definition, the liquidation value is the total asset value minus liquidation costs. Therefore, liquidation value is less than total asset value, and the Company's stockholders would receive less using a liquidation value than as a result of the transaction with Alpha Innotech and in which the Company is being valued as a going concern.

27. PLEASE SPECIFY HOW THE MENTOR GROUP SELECTED THE PUBLICLY TRADED COMPANIES THAT IT DEEMED GENERALLY SIMILAR TO ALPHA INNOTECH FOR PURPOSES OF ITS COMPARABLE COMPANY ANALYSIS. WHAT WERE THE CRITERIA USED TO MAKE THE SELECTION? IF THERE WERE ANY COMPANIES THAT MET THE SELECTION CRITERIA THAT WERE EXCLUDED FROM THE ANALYSIS, PLEASE REVISE TO EXPLAIN WHY THEY WERE EXCLUDED.

         The Amended Proxy includes revised disclosure from The Mentor Group in response to the Staff's comments. We note supplementally that The Mentor Group selected public companies that the produce products in categories comparable to those of Alpha Innotech and that serve a comparable customer base, as well as a similar size of business.

28.      PLEASE EXPLAIN THE JUDGMENTS AND  ASSUMPTIONS  MENTOR MADE WITH RESPECT
         TO  INDUSTRY  PERFORMANCE,   GENERAL  BUSINESS,  ECONOMIC,  MARKET  AND
         FINANCIAL CONDITIONS.

         The Amended Proxy includes revised disclosure from The Mentor Group in response to the Staff's comments.

Securities and Exchange Commission
July 7, 2005
Page 9


29. IS THE NFY REVENUE A PROJECTION? IF SO, EXPLAIN HOW MENTOR CALCULATED NFY FOR COMPARABLE COMPANIES.

         NFY revenue is a projected figure. The Mentor Group obtained NFY projected revenue and net income figures from publicly available estimates from aggregated equity analyst opinion data from financial databases, such as Thomson Financial Network and I/B/E/S. These financial database providers compile this data based solely upon research information provided by third party equity analysts that provide equity research reports and coverage for the selected comparables.

         For The Mentor Group's calculation of NFY ratios, the Company respectfully refers to the first paragraph under "Public Company Market Multiple Approach" stating that The Mentor Group calculated certain financial ratios, including the multiples of: (i) Enterprise Value ("EV") to Latest Twelve Months ("LTM") revenues; and (ii) EV to Next Fiscal Year ("NFY") projected revenues and Equity Value to NFY projected net income, of the Comparables based on the most recent publicly available information. "Enterprise Value" is defined as the market value of a company's issued and outstanding common stock and common stock equivalents (collectively, "Equity Value") plus the market value of issued and outstanding indebtedness, preferred stock and minority interests minus cash and cash equivalents.

30. WERE THE TRANSACTIONS SELECTED THE ONLY TRANSACTIONS INVOLVING TARGET COMPANIES IN THE LIFE SCIENCES TOOLS INDUSTRY DURING THE LAST FIVE YEARS? IF THERE WERE OTHER TRANSACTIONS MEETING THESE CRITERIA, EXPLAIN WHY THOSE TRANSACTIONS WERE EXCLUDED FROM THE ANALYSIS.

         The Mentor Group confirms that the transactions selected were the only transactions involving target companies in the life sciences tools industry and over the last five years. The Amended Proxy includes added language to reflect that transactions reviewed occurred within the least five years.

31. WE NOTE THAT FOR EACH REVENUE MULTIPLE CALCULATED MENTOR CAME UP WITH A RANGE AND THEN SELECTED A NARROWER RANGE. PLEASE DISCLOSE HOW THE
         MENTOR GROUP SELECTED THE NARROWER RANGE USED TO CALCULATE AN ENTERPRISE VALUE FOR ALPHA INNOTECH. ALSO, DISCLOSE HOW MENTOR SELECTED DISCOUNT RATES USED IN ITS CALCULATIONS.

         The Amended Proxy includes revised disclosure from The Mentor Group in response to the Staff's comments.

32. EXPLAIN WHY ALPHA INNOTECH'S PROJECTIONS ARE NOT MATERIAL AND ARE NOT REQUIRED TO BE DISCLOSED. SUPPLEMENTALLY, PROVIDE US WITH COPIES OF THE FORECASTS OF ALPHA INNOTECH PROVIDED TO THE MENTOR GROUP. WE MAY HAVE FURTHER COMMENTS.

Securities and Exchange Commission
July 7, 2005
Page 10


         Under separate cover, we have, on behalf of the Company, supplementally provided to the Staff a copy of the Alpha Innotech projections that were provided to The Mentor Group Inc. in connection with its fairness opinion. We note that these projections are non-public information and that public disclosure could result in a competitive disadvantage for Alpha Innotech and the Company. We therefore request that the Staff maintain these projections as confidential and return the copies provided with this letter upon completion of the Staff's review.

         The Company has not included the projections in the Amended Proxy and respectfully submits that the projections are not required to be disclosed for the following the reasons. First, the Company believes that the inclusion of the projections could be misleading to stockholders without providing any meaningful benefit for the following reasons:

         o Disclosing the projections could be misleading to investors to the extent that stockholders might conclude that the projections are intended to represent actual future results, even if they are accompanied by cautionary language. Projections are inherently unreliable due to the nature of projections, the intended use of projections, the uncertainties that could effect them and potential changes in the business environment in which the company operates. In addition, given the fact that the stockholders meeting will occur several months after the date these projections were prepared, the Company believes that the risk the projections could become outdated is material.

         o Stockholders may place undue significance on the projections simply because they are management projections, even if they are accompanied by cautionary language. In fact, the Company has advised us that the projections were of limited usefulness in its own deliberations and negotiations, and, for several reasons, should not be material to an investor's decision. The projections were of limited usefulness to the Company for several reasons, including that fact that the Board of Directors' deliberations concentrated on the prospects of the combined company, with increased capital resources for Alpha Innotech, than on the independently prepared projections of Alpha Innotech. The Amended Proxy describes the factors considered by the Company's Board.

         o The projections were not prepared in accordance with Commission rules or generally accepted accounting principles in the Unites States for purposes of public disclosure. As a result, the projections would likely be misleading to stockholders to the extent that they would expect the projections to comply with Commission rules or GAAP.

         Second, the Company respectfully submits that there is no requirement in the Proxy Rules or any other provision of the Securities Exchange Act to include projections in a proxy statement. In addition, it is not customary in the context of a merger transaction or capital raising offerings in general to include projections in a proxy statement. We believe this

Securities and Exchange Commission
July 7, 2005
Page 11


transaction should be treated no differently. In this regard, we understand that the Staff has recognized on prior occasions that a rule requiring parties to include projections in a public filing could, in the long term, have a chilling effect on a company's willingness to share projections in merger transaction, which would not be beneficial to stockholders.

         The Company believes it has disclosed in the Amended Proxy all information material to an investor's decision regarding the proposed merger and that any non-public information, including projections, not so disclosed is not material to an investor's decision regarding whether or not to approve the merger.

33. IN YOUR DISCUSSION OF THE NET ASSET APPROACH, PLEASE EXPLAIN THE ADJUSTMENTS TO THE ASSET AND LIABILITY VALUES.

         The Mentor Group has informed us that the only item on the Company's balance sheet at March 31, 2005 that was adjusted was the carrying or book value of the note receivable from Alpha Innotech. This note was increased in value by $500,000 compared to its balance sheet or book value of $0.

34. IT IS NOT CLEAR HOW MENTOR REACHED THE CONCLUSION THAT THE TRANSACTION WAS FAIR TO THE SHAREHOLDERS OR XTRANA. WE NOTE THAT IN EACH OF THESE ANALYSES, YOU HAVE CALCULATED AN ENTERPRISE VALUE FOR ALPHA INNOTECH. HOW DID YOU CONCLUDE THAT THE TRANSACTION WAS FAIR TO THE SHAREHOLDERS OF INNOTECH? FOR EXAMPLE, DID YOU COMPARE THE ENTERPRISE VALUE OF INNOTECH TO THE MARKET VALUE OF THE OUTSTANDING SHARES OF XTRANA OR THE NET ASSET VALUE OF XTRANA?

         The Mentor Group arrived at its conclusion by evaluating and comparing the Enterprise Value of the Company as determined under the "Asset Approach" of $2.3 million to $2.8 million to the Enterprise Value of the 17% interest in Alpha Innotech that is to be attributable to the Company's stockholders at the closing of the transaction pursuant to the terms of the merger agreement. The transaction with Alpha Innotech valued the Company's 17% interest in the post-merger entity (based on The Mentor Group's concluded Enterprise Value range of $18.0 million to $22.1 million for Alpha Innotech) between approximately $3.1 million and $3.8 million, reflecting a premium over The Mentor Group's range of the Company's Enterprise Values.
DESCRIPTION OF XTRANA CAPITAL STOCK, PAGE 30

35. PLEASE STATE THE EXPIRATION DATE OF THE OPTIONS, AND STATE WHETHER THE EXPIRATION DATE MAY BE EXTENDED AND, IF SO, HOW.

         The Company has included additional disclosure regarding the expiration dates of outstanding options in response to the Staff's comments.

Securities and Exchange Commission
July 7, 2005
Page 12


36. PLEASE STATE WHETHER THE EXPIRATION DATE ON THE WARRANTS MAY BE EXTENDED AND, IF SO, HOW. PLEASE ALSO CLARIFY WHETHER THE WARRANTS ARE CALLABLE AND, IF SO, HOW AND WHEN YOU COULD CALL THE WARRANTS.

         The Company has included additional disclosure regarding the expiration dates of outstanding warrants in response to the Staff's comments.

ALPHA INNOTECH BUSINESS AND FINANCIAL INFORMATION, PAGE 31
GENERAL

37. PLEASE REVISE TO PROVIDE A DETAILED DISCUSSION OF YOUR PRODUCTS. YOUR DISCUSSION SHOULD CLARIFY WHICH PRODUCTS ARE CURRENTLY AVAILABLE AND WHICH PRODUCTS ARE UNDER DEVELOPMENT. FOR PRODUCTS UNDER DEVELOPMENT, INDICATE THE STAGE OF DEVELOPMENT. AS CURRENTLY WRITTEN, THE NATURE OF ALPHA INNOTECH'S BUSINESS AND PRODUCTS ARE NOT CLEAR. WE MAY HAVE FURTHER COMMENTS.

         The Company and Alpha Innotech have included additional disclosure in the Amended Proxy in response to the Staff's comments.

38. PLEASE CONSIDER INCLUDING A COMPREHENSIVE RISK FACTORS SECTION OF ALPHA INNOTECH'S BUSINESS OPERATIONS.

         A risk factor section with respect to Alpha Innotech's business operations has been included in the Amended Proxy.

OVERVIEW, PAGE 31

39.      IF THEY MAINTAIN A WEBSITE, PLEASE DISCLOSE ALPHA INNOTECH'S URL.

         The Amended Proxy has been revised to include Alpha Innotech's web site, www.alphainnotech.com, in response the Staff's comment.

MARKET OPPORTUNITY, PAGE 31

40.      PLEASE QUANTIFY THE SIZE OF ALPHA INNOTECH'S TARGET MARKET.

         The Amended Proxy includes revised disclosure in the Market Opportunity section regarding Alpha Innotech's estimate of the size of its target market.

TECHNOLOGY, PAGE 31

41. PLEASE REVISE TO EXPLAIN THE NATURE OF THE TECHNOLOGY COVERED BY THE PATENTS. DISCLOSE THE IDENTITY OF THE ASSIGNEE AND THE LICENSEE. INCLUDE A DISCUSSION OF THE MATERIAL TERMS OF THE LICENSE AND ASSIGNMENT AGREEMENTS.

Securities and Exchange Commission
July 7, 2005
Page 13


         Additional disclosure has been included in the Amended Proxy in response to the Staff's comments.

42. PLEASE DISCLOSE THE EXPIRATION DATES FOR THE TWO U.S. PATENTS FOR WHICH ALPHA INNOTECH IS AN ASSIGNEE.

         Additional disclosure has been included in the Amended Proxy in response to the Staff's comments.

CUSTOMERS, PAGE 31

43. TO THE EXTENT THAT ANY OF ALPHA INNOTECH'S CUSTOMERS ACCOUNT FOR 10% OR MORE OF ITS REVENUES, PLEASE SPECIFICALLY IDENTIFY SUCH. IF YOU HAVE AGREEMENTS WITH THESE PARTIES, PLEASE DESCRIBE THE MATERIAL TERMS OF THE AGREEMENTS.

         The Company notes supplementally that no Alpha Innotech customer accounts for 10% or more of Alpha Innotech's revenues.

DISTRIBUTION, PAGE 31

44. IF YOU ARE SUBSTANTIALLY DEPENDENT ON ANY DISTRIBUTION AGREEMENTS, PLEASE REVISE TO DESCRIBE THE MATERIAL TERMS OF THE AGREEMENTS.

         Additional disclosure has been included in the Amended Proxy in response to the Staff's comments.

FINANCIAL INFORMATION, PAGE 32

45.      PLEASE  REVISE THE DOCUMENT TO INCLUDE THE  FOLLOWING  INFORMATION  FOR
         ALPHA: SELECTED FINANCIAL DATA, PRO FORMA SELECTED FINANCIAL DATA, SUPPLEMENTARY FINANCIAL INFORMATION, AND PER SHARE DATA OF THE REGISTRANT AND COMPANY BEING ACQUIRED. REFER TO ITEMS 3(D)-(F) AND 17(B)(3)-(4) OF THE RULES FOR FORM S-4.

         The Amended Proxy includes the requested financial data, beginning on page 45, in response to the Staff's comments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 AND QUARTER ENDED MARCH 31 2005, PAGE 32
LIQUIDITY AND CAPITAL RESOURCES, PAGE 36

46. PLEASE EXPAND YOUR DISCUSSION TO ADDRESS MATERIAL CHANGES IN THE UNDERLYING DRIVERS INCLUDING THE SPECIFIC INFLOWS AND OUTFLOWS GENERATED, RATHER THAN MERELY DESCRIBING ITEMS IDENTIFIED ON THE FACE OF THE STATEMENT OF CASH FLOWS. CONSISTENT WITH SECTION IV OF FINANCIAL REPORTING RELEASE 72, YOUR DISCUSSION SHOULD FOCUS

Securities and Exchange Commission
July 7, 2005
Page 14


         ON THE PRIMARY DRIVERS OF AND OTHER MATERIAL FACTORS NECESSARY TO AN UNDERSTANDING OF THE COMPANY'S CASH FLOWS AND THE INDICATIVE VALUE OF HISTORICAL CASH FLOWS. WHERE THERE HAS BEEN MATERIAL VARIABILITY IN HISTORICAL CASH FLOWS, FOCUS ON THE UNDERLYING REASONS FOR THE CHANGES, AS WELL AS ON THE REASONABLY LIKELY IMPACT ON FUTURE CASH FLOWS AND CASH MANAGEMENT DECISIONS.

         The Amended Proxy includes an expanded discussion in the Alpha Innotech MD&A section to address material changes in the underlying drives including the specific inflows and outflows generated, rather than merely describing items identified on the face of the statement of cash flows.

47.      PLEASE REVISE THIS  DISCUSSION TO REFERENCE THE ADDITIONAL $1.5 MILLION
         OF  FINANCING  IN  THE  SECTION   TITLED  "ALPHA   INNOTECH  LOAN  FROM
         ALEXANDRIA" AT THE BOTTOM OF PAGE 19.

          The Amended  Proxy has been revised to reference the  additional  $1.5
million  of  financing  in  the  section   titled  "Alpha   Innotech  Loan  from
Alexandria".

UNAUDITED PRO FORMA FINANCIAL STATEMENTS
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION, PAGE 44

48.      PLEASE  REVISE  THESE  NOTES  TO  INCLUDE  DETAILED  DISCUSSION  OF THE
         ACCOUNTING TREATMENT APPLIED AS A RESULT OF THIS MERGER. INCLUDE A DETAILED DISCUSSION OF THE SHARES ISSUED AND THE SHARES OUTSTANDING PRIOR TO THE MERGER. INCLUDE A NOTE THAT RECONCILES THE SHARES USED IN CALCULATING THE PER SHARE INFORMATION. ALSO REVISE THESE DISCUSSIONS TO INCLUDE SPECIFIC REFERENCES WITHIN THE STATEMENTS THAT SPECIFICALLY DETAIL THE REASON AND IMPACT OF EACH ADJUSTMENT ON THOSE STATEMENTS.

         The Amended Proxy includes revised notes to the Unaudited Pro Forma Financial Statements, which include a detailed discussion of the accounting treatment applied as a result of this merger, a detailed discussion of the shares issued and the shares outstanding prior to the merger, a note that reconciles the shares used in calculating the per share information, and specific references within the pro forma financial statements that specifically detail the reason and impact of each adjustment on those statements.

49. PLEASE EXPLAIN TO US THE APPROPRIATENESS OF BACKING OUT ALL OF THE OPERATIONS OF XTRANA ON A PRO FORMA BASIS IN THE PRO FORMA STATEMENTS OF OPERATIONS.

         This transaction is being accounted for as a reverse merger and a recapitalization. Alpha Innotech is the acquirer for accounting purposes. The Company is the issuer. The historical financial statements for periods prior to the acquisition become those of acquirer. In a recapitalization, historical stockholders' equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger after giving

Securities and Exchange Commission
July 7, 2005
Page 15


effect to any difference in par value of the issuer's and acquirer's stock with an offset to additional paid-in capital. Accumulated deficit of the acquirer is carried forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for the periods prior to the merger are restated to reflect the equivalent number of shares outstanding.

         The Company further notes that the Company currently has no ongoing operations and the operations of the combined company will be those of Alpha Innotech.

EXCHANGE OF STOCK CERTIFICATES, PAGE 50

50. IN THE TABLE TITLED "REVERSE STOCK SPLIT" ON THE TO OF PAGE 51 YOU INCLUDE LINE ITEMS THAT DISCLOSE THE NUMBER OF SHARES THAT WILL BE ISSUED AS A RESULT OF THE MERGER TRANSACTION. PLEASE INCLUDE A RECONCILIATION OF HOW YOU ARRIVED AT THESE AMOUNTS FROM THE NUMBER OF SHARES AND WARRANTS DISCLOSED IN THE HISTORICAL FINANCIAL STATEMENTS OF ALPHA INCLUDED AS EXHIBIT C.

         The Company has revised the table to reconcile the number of shares that will be issued as a result of the merger.

PROPOSAL NO. 3; AMEND THE COMPANY'S CERTIFICATE OF INCORPORATION TO PROVIDE FOR A REVERSE STOCK SPLIT, PAGE 48

51. PLEASE DISCLOSE HOW MANY SHARES ARE CURRENTLY AUTHORIZED AND HOW MANY WILL BE OUTSTANDING AFTER THE MERGER.

         The Company has revised the Amended Proxy in response to the Staff's comment.

INCORPORATION BY REFERENCE, PAGE 56

52.  PLEASE  REVISE  TO  INCLUDE  THE  FILE  NUMBER  OF  THE  PERIODIC   REPORTS
INCORPORATED BY REFERENCE.

         The Company has revised the Amended Proxy in response to the Staff's comment.

PROXY CARD

53. WE NOTE THAT YOUR PROXY CARD GRANTS DISCRETIONARY AUTHORITY TO VOTE ON OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING. PLEASE MAKE THIS DISCRETIONARY AUTHORITY A SEPARATE PROPOSAL THAT SHAREHOLDERS CAN VOTE ON, ALSO, PLEASE NOTE THAT SUCH DISCRETIONARY AUTHORITY CANNOT BE USED TO ADJOURN THE MEETING FOR THE PURPOSE OF SOLICITING ADDITIONAL VOTES. IF YOU ANTICIPATE THAT YOU MAY ADJOURN THE MEETING TO SOLICIT ADDITIONAL VOTES, REVISE TO INCLUDE A SEPARATE VOTE ON THIS MATTER.

Securities and Exchange Commission
July 7, 2005
Page 16


         The Company acknowledges the Staff's comments and has revised the form of proxy card accordingly and included a separate proposal in the Amended Proxy.

FINANCIAL STATEMENTS - ALPHA INNOTECH CORPORATION - DECEMBER 31, 2004 REPORT OF INDEPENDENT AUDITORS, PAGE C-10

54. PLEASE INCLUDE A COMPLETED AND ELECTRONICALLY SIGNED ACCOUNTANT'S REPORT. SEE RULE 3-02) OF REGULATION S-T, WHICH DISCUSSES SIGNATURES IN ELECTRONIC SUBMISSIONS. RETAIN THE MANUALLY SIGNED DOCUMENTS FOR A PERIOD OF FIVE YEARS.

         The Amended Proxy includes a completed and electronically signed accountant's report in accordance with Rule 3-02 of Regulation S-T. The manually signed document will be maintained for a period of five years.

CONSOLIDATED BALANCE SHEETS, PAGE C-11

55. PLEASE DISCLOSE THE AGGREGATE LIQUIDATION PREFERENCE "YOUR "REDEEMABLE CONVERTIBLE PREFERRED STOCK" ON THE FACE OF THE BALANCE SHEET. REFER TO PARAGRAPH 6 OF SFAS 129.

         Alpha Innotech has revised its financial statements in the Amended Proxy to disclose the aggregate liquidation preference of its redeemable convertible preferred stock on the face of the balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE C-16
SEGMENT REPORTING

56. PLEASE REVISE YOUR DISCLOSURE TO ADDRESS THE REQUIREMENTS TO INCLUDE THE ENTERPRISE WIDE DISCLOSURES REQUIRED BY PARAGRAPHS 36-39 OF SFAS
         131. SPECIFICALLY ADDRESS THE NEED TO DISCLOSE PRODUCT OR SIMILAR PRODUCT REVENUES.

         Alpha Innotech has reviewed SFAS 131. SFAS 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Alpha Innotech is currently not a public business enterprise. Therefore, Alpha Innotech respectfully submits that it is currently not required to meet the disclosure requirements of SFAS 131.

REVENUE RECOGNITION, PAGE C-17

57. PLEASE REVISE YOUR DISCUSSION OF YOUR POLICY RELATED TO SOFTWARE SALES TO ADDRESS HOW THE CRITERIA REFERENCED HERE APPLY TO THE SPECIFIC FACTS AND CIRCUMSTANCES RELATED TO YOUR SALES TO WHICH YOU APPLY THIS POLICY.

Securities and Exchange Commission
July 7, 2005
Page 17


         The Amended Proxy includes revised discussion of Alpha Innotech's policy related to software sales to address how the criteria referenced apply to the specific facts and circumstances related to our sales to which this policy applies.

4.  DEBT, PAGE C-21
BFI BUSINESS FINANCE LINE OF CREDIT, PAGE C-21

58. PLEASE REVISE YOUR DISCUSSION OF THIS LINE OF CREDIT TO DISCLOSE THE AMOUNT AVAILABLE AT YEAR-END UNDER THE TERMS OF THE LINE CONSIDERING THAT IT HAS A LIMIT OF "UP TO 80% OF THE COMPANY'S ACCOUNTS RECEIVABLE."

         The Amended Proxy has been revised in response to the Staff's comments.

7.  REDEEMABLE CONVERTIBLE PREFERRED STOCK
CONVERSION, PAGE C-25

59. PLEASE EXPLAIN TO US THE FACTS AND CIRCUMSTANCES THAT RESULTED IN THE APPARENT ADJUSTMENT TO THE CONVERSION RATE FOR THE SERIES A SHARES. INCLUDE A DISCUSSION OF THE ACCOUNTING CONSEQUENCES OF THIS ADJUSTMENT INCLUDING REFERENCES TO THE SPECIFIC PARAGRAPHS WITHIN THE ACCOUNTING LITERATURE UPON WHICH YOU RELIED TO DETERMINE THIS TREATMENT.

         The  conversion   price  of  Alpha   Innotech's   Series  A  Redeemable
Convertible Preferred Stock was adjusted as a result of the application of a weighted average price-based antidilution adjustment provisions of the shares.

         In accordance with Alpha Innotech's Articles of Incorporation, if Alpha Innotech issues common stock or other securities convertible into common stock for a consideration per share less than the conversion price of the Series A Redeemable Convertible Preferred Stock in effect on the date and immediately prior to such issuance, then is such an event, the Series A Redeemable Convertible Preferred Stock conversion price, shall be reduced concurrently with such issue. This is in effect an antidilution clause and not a beneficial conversion feature. The Series A Redeemable Convertible Preferred Stock was issued at $.75. The Series A-1 Redeemable Convertible Preferred Stock was subsequently issued at $.30 per share, triggering this adjustment provision. Due to the application of the antidilution adjustment provision, the conversion rate for the Series A Redeemable Convertible Preferred Stock increased from 1 to 1 to 1 to 1.103.

         Alpha Innotech has taken into consideration APB Opinion No. 14, EITF Issue 98-5, and EITF Issue 00-27. Based on APB Opinion No. 14, paragraph 12, the Alpha Innotech and its Board of Directors is of the opinion that no portion of the proceeds from the issuance of redeemable convertible preferred stock with a conversion price that does not decrease, except pursuant to antidilution provisions, should be accounted for as attributable to this conversion

Securities and Exchange Commission
July 7, 2005
Page 18


feature. Therefore, there are no financial accounting consequences related to the increase in the conversion rate. All disclosures required by SFAS 129 have been made in footnote 7.

WARRANTS FOR COMMON STOCK, PAGE C-26

60. WE NOTE YOUR DISCLOSURE IN THE FIRST PARAGRAPH OF THIS SECTION THAT WARRANTS WERE ISSUED TO YOUR SHAREHOLDERS TO PURCHASE AN AGGREGATE OF 1 MILLION SHARES OF COMMON STOCK "AS ADDITIONAL CONSIDERATION FOR THE SHAREHOLDERS' INVESTMENT IN THE COMPANY". PLEASE EXPLAIN YOUR STATEMENT THAT THE FAIR VALUE OF $240,000 WAS A DISCOUNT TO NOTES PAYABLE AND SHOULD BE RECORDED AS INTEREST EXPENSE FOR THE YEAR ENDED DECEMBER 31, 2004. WE DO NOT UNDERSTAND THE CORRELATION TO NOTES PAYABLE HERE.

         The Amended Proxy includes revised disclosure in response to the Staff's comments.

61. PLEASE EXPLAIN TO US HOW YON DETERMINED THE FAIR VALUE ASSIGNED TO THE WARRANTS THAT WERE ISSUED UPON THE FORFEITURE OF SALARIES DISCUSSED IN THE SECOND PARAGRAPH OF THIS SECTION. INCLUDE SPECIFICALLY HOW THE FAIR VALUE OF THE WARRANTS ISSUED RELATED TO THE $363,000.

         The Amended Proxy includes revised disclosure in response to the Staff's comments.

11.  PRIOR PERIOD ADJUSTMENT, PAGE C-29

62. PLEASE REVISE THIS NOTE TO INCLUDE A BETTER DISCUSSION OF THE NATURE OF THE REVENUE THAT PREMATURELY RECOGNIZED AND WHAT CAUSED THE ERROR. ALSO INCLUDE A DISCUSSION OF ANY IMPACT THAT THE RECOGNITION OF THIS PREVIOUSLY UNRECORDED DEFERRED REVENUE HAD ON THE CURRENT PERIODS.

         The Amended Proxy includes revised footnote disclosure in response to the Staff's comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

63.      PLEASE FILE YOUR  CONSULTING  AGREEMENT  WITH JAMES  CHAMBERLAIN  AS AN
         EXHIBIT.

         The Company has filed the 10-K Amendment in order to include the consulting agreement with James Chamberlain as an exhibit.



         In addition to the foregoing, attached to this response letter is a letter from the Company stating the Company's acknowledgement of the matters requested on Page 11 of the Comment Letter.

Securities and Exchange Commission
July 7, 2005
Page 19



         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4501 or Ryan Azlein at (818) 444-4504.

                                                     Sincerely,


                                                     /s/ Scott W. Alderton
                                                     ---------------------
                                                     Scott W. Alderton


Encl.
cc:    James Chamberlain

                                  XTRANA, INC.
                                   PO BOX 668
                             SEDALIA, COLORADO 80135

                                  July 7, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention:     Albert Lee
               Mail Stop 6010

         Re:      Xtrana, Inc.
                  Responses to Staff Comments of June 14, 2005 with respect to:

                  Preliminary Proxy Statement on Schedule 14A
                  Filed on May 16, 2005
                  File No. 001-14257

                  Form 10-K for the year ended December 31, 2004 File No. 001-14257

Ladies and Gentlemen:

         This letter is provided by Xtrana, Inc. (the "Company") in response to the comment letter from the Staff of the Securities Exchange Commission dated June 14, 2005 with respect the filings listed above. The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings; and

         o staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very truly yours,

                                       XTRANA, INC.

                                       By:      /S/ JAMES H. CHAMBERLAIN
                                            ------------------------------
                                                James H. Chamberlain
                                                Chief Executive Officer
cc:  Scott Alderton, Esq.